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Exhibit 99(a)(11)

November 4, 2003

Dear Shareholder:

        On October 10, 2003, Collins Industries, Inc. ("Collins") mailed to all Collins shareholders a letter describing the offer by Collins to purchase up to 1,100,000 shares of its common stock, par value $.10 per share, including the associated preferred share purchase rights, at a price not greater than $4.50 nor less than $3.60, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Enclosed with that letter were copies of the Offer to Purchase by Collins, dated October 10, 2003, the related letter of transmittal, and other related documents.

        On November 4, 2003, Collins amended its Offer to Purchase and Form of Election for Collins Restated Tax Deferred Savings Plan participants by filing a Schedule TO/A with the Securities and Exchange Commission. The Schedule TO/A, a copy of which is enclosed for your reference, contains all of the amendments made to the Offer to Purchase and Form of Election. We encourage each shareholder to read carefully the enclosed materials.

        For additional information regarding the terms and conditions of the offer, see the information contained in the Offer to Purchase (as amended by the enclosed Schedule TO/A) and the letter of transmittal. The Information Agent for this tender offer is Mellon Investor Services LLC. All questions regarding the tender offer should be directed to Mellon Investor Services LLC at (800) 414-2879.

Sincerely,

Donald Lynn Collins, President and Chief Executive Officer

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  Exhibit 99(a)(11)